Exhibit 12.1

SANCHEZ ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$5,310	$30,884	$(16,295)	$1,968	$(2,758)	$45
Fixed charges	13,272	30,934	99	—	—	—
Total earnings	18,582	61,818	(16,196)	1,968	(2,758)	45

Fixed charges:
Interest expensed	12,140	24,032	—	—	—	—
Amortized capitalized expenses related to indebtedness	1,132	6,902	99	—	—	—
Total fixed charges	13,272	30,934	99	—	—	—

Ratio of earnings to fixed charges	1.40	2.00	(4)	—	—	—